VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE: Tortoise Energy Infrastructure Corporation (File No. 811-21462)

To the Commission:

Tortoise Energy Infrastructure Corporation (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), is filing an amended fidelity bond to reflect a coverage amount of $1,700,000.  The coverage in the original fidelity bond filed on February 28, 2014 was inadvertently set at $1,500,000 and was intended to be $1,700,000.  The amended fidelity bond has the same effective date as the original fidelity bond filed.  The Company hereby provides the following in connection with the Company’s amended fidelity bond for the 2014-2015 year:

1. A copy of the amended bond coverage for the Company (the “Bond”) (attached as EX99.1).

2. A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act) of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from February 25, 2014 to February 25, 2015.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

Tortoise Energy Infrastructure Corporation

Date: April 15, 2014	By:	/s/ P. Bradley Adams
P. Bradley Adams
Chief Financial Officer